

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 2, 2008

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, Washington 98040

> **Re: DRS Inc.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2008**
> **File No. 333-148094**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated January 11, 2008 and have the following additional comments.

General

1. We note your response to our prior comment number 1. Please tell us whether the warrants and warrant options first become exercisable within 1 year of their original issuance. Please also clarify your disclosure on the prospectus cover page stating that the shareholders "will have the option to purchase shares at a set price." Do the holders currently have this right or not? Tell us in your response whether it is your intent to register the original issuance or the secondary offering, by shareholders, of the 3,361,600 shares underlying the warrant options. We also note that your disclosure on page 26. The option periods described differ from the option periods described in Exhibit 10.2.

Registration Statement Cover Page

2. Please add the filer status check boxes that were recently added to Form S-1. Refer to Form S-1.

Prospectus Cover Page, 5

3. We note your response to prior comment 3 and that your seventh paragraph, repeats much of the information in the preceding paragraphs. Please revise your cover page to present only information that is key to an investment decision and to eliminate repetition. Furthermore, please clarify that you will apply to be quoted on the OTC Bulletin Board. Also, please limit your prospectus cover page to one page. Refer to Item 501(a) of Regulation S-B. Lastly, please add the date to the prospectus cover page. Refer to Item 501(a)(12).

4. We note your response to prior comment 4; however, the disclosure required by Item 501(a)(10) should be added to the cover page of the prospectus, instead of the registration statement cover page. Please revise.

5. Please clarify whether the full offering will terminate pursuant to the provisions described on page 6 or just the portion of the offering being made by you on a primary basis, but not the secondary offering.

Prospectus Summary, page 5

6. We note paragraphs 2 through 4 repeat the same qualification. A summary, by its very nature, does not include all of the information in the prospectus. Please revise or consider deleting the qualifying language.

7. While we note your response to prior comment 6, please revise your summary to provide a concise description of the shares offered with this prospectus so that investors can easily discern the shares offered by you and related proceeds to you. To that end, please also revise to discuss separately the shares offered by the selling shareholders, in total, and then discuss the underlying components. For instance, your table states that the offering size is $4,868,268 from the offering of 4,868,268 shares, however, it appears that you intend to offer 3,000,000 shares and that your selling shareholders are offering a total of 5,229,868 shares. Please revise. Similarly revise your disclosure throughout your prospectus.

8. While we note that you have added a financial summary in response to comment 6, please disclose the amount of your net loss for the most recent audited and interim periods.

Financial Summary, page 10

9. We note that you include unaudited balance sheet information as of September 30, 2007. In light of the fact that the interim financial information has been updated for the most recent interim period, please remove this financial summary information.

Risk Factors, page 12

10. We note your response to our prior comment 7 and your new disclosure starting on page 15. To the extent you do not feel a risk is material, it should not be included in your disclosure. In addition, mitigating language, such as the statement that you "expect an increase in revenues from multi-unit buildings" should be removed from the risk factors section. Since your new disclosure consists primarily of mitigating language, consider removing it.

Financial Statements, page 18
Loss of investment upon dissolution of company, page 18

11. We reissue prior comment 13 in part. Please revise the subheadings to state the risks and the adverse consequences of the risks.

Use of Proceeds, page 19

12. We note your response to prior comment 15. It appears that the approximate dollar amount remaining after all of your stated uses is substantial and would be material to investors. Please revise to quantify this amount and either disclose its intended uses or state that management will have absolute discretion in allocating this money.

13. Please clarify your disclosure by presenting your use of proceeds in a table. Also, please present your use of proceeds assuming that you receive 25%, 50% and 75% of the offering.

14. We note your disclosure on page 20 that the purchase of equipment would dramatically reduce your overhead. Please revise to delete "dramatically" and instead, quantify the reduction.

Dilution, page 20

15. We note your response to prior comment 17. Please add dilution disclosure assuming 25% and 75% of the shares are sold.

Plan of Distribution and Selling Security Holders, page 21

16. We note your response to prior comment 18 and reissue. Shareholders listed within your table include organizations that appear to be non-public entities, such as 26.2 Group LLC, Dow Enterprises II LLC, and so forth. Please revise to provide footnote disclosure of the natural persons who control those non-public entities.

17. It appears that the columns "SHARES BENEFICIALLY OWNED BEFORE RESALE" and "AMOUNT OFFERED (ASSUMING ALL SHARES SOLD)" do not include the shares underlying the warrants. If you are registering the resale of the shares underlying the warrants, please present all shares beneficially owned and offered by each shareholder in one table. Include footnote disclosure as appropriate.

18. We note your disclosure under the table titled "DRS INC. OUTSTANDING WARRANTS." This information does not seem necessary to an understanding of the table, given that the exercise prices of each warrant are already disclosed in the table. Please revise to remove this disclosure or tell us how you believe it aids in an understanding of the other information in the table.

Executive Summary of George Guimont, page 29

19. While we note your revisions in response to prior comment 19, please make corresponding changes for Mr. Guimont's executive summary, including removing the reference to his "strong financial background." Additionally, please explain what you mean by "T & I."

Description of Business, page 33

20. We note your response to prior comment 21; however, we believe that your disclosure is not clear. Please clarify that you do not receive any compensation from the manufacturers, and instead pay them a fee. Also, from your disclosure, the role of the recycling company is unclear to us. Finally, please indicate how you generate revenue and from whom, including a discussion of your usual fee arrangements.

21. We note your response to prior comment 22 on page 34. Please update the status of your plan to start operations in Oregon in first quarter 2008. Please update throughout the prospectus, accordingly.

22. We note your response to prior comment 25 on page 35. Please add a separate subheading preceding this disclosure. Also please add a reference to this section to your table of contents. Finally, note that our address has changed to 100 F Street, NW, Washington, DC 20549.

Management's Discussion and Analysis or Plan of Operation, page 38

23. We note your response to prior comment 29. Since you have decided to concentrate on recycling for soil amendment, please revise your third paragraph on page 38 to remove reference to animal bedding, flea powder and absorption agent or clarify that these products are not part of your plan.

24. While we note your response to prior comments 31 and 32 on page 39, we reissue both comments. Please revise to disclose the estimated funds you will need to implement each part of your plan. For instance, you state in the first paragraph that you will need to lease a front-end loader, fuel storage containers and trailers. It seems from your disclosure in your use of proceeds section on page 19, that you will use approximately $250,000 to secure other equipment needs for your operations in Ridgefield, such as a front-end loader, fuel storage containers, etc. Please revise throughout this section or advise.

25. Furthermore, in the third paragraph on page 39, you state that your reserves of $100,000 will be sufficient to enable you to achieve the "above business model." This statement does not seem to encompass your plans for expansion to Port of Ridgefield. As noted in the comment above, you will need to lease equipment that you estimate to be more than $100,000. Please revise or advise. Please also may corresponding changes to your risk factor on page 13.

Results of Operations
For the Six Months Ended December 31, 2007, page 42

26. We note your disclosure that in August 2007 you entered into a consulting agreement with a management company to oversee the daily business operations of the Company and the cost of these consulting services is included in administrative costs on the statement of operations. Please tell us how much of this consulting expense is directly related to the drywall scrapping and recycling process. To the extent this expense is directly related to your revenue producing operations, we would expect the costs to be included in your cost of revenues on the statement of operations. Please advise or revise accordingly.

27. We note from your response to our prior comment 33 that you have added an analysis of financial conditions and sources of liquidity in MD&A. Please revise to disclose the expected amount of capital expenditures for fiscal year 2008.

Certain Relationships and Related Transactions, page 46

28. We reissue prior comment 35, in part. Please provide all of the information required by Item 404(a) for the rental agreement with George Guimont and the consulting service agreement with Daniel Guimont or advise.

29. We note your disclosure of the entities you did business with that are owned by officers or shareholders. In light of the fact that the amounts and transactions disclosed on page 46 are significantly greater than those disclosed in Note 11. Related Party Transactions, please revise Note 11 to disclose all related party transactions.

Consolidated Balance Sheets

30. Reference is made to line item "Receivable from shareholder" in the amount of $225,829 on the face of your balance sheets as of June 30 and December 31, 2007. Please revise your notes to the consolidated financial statements to disclose the nature and terms of the receivable from shareholder. Further, tell us why you believe it is appropriate to classify the amount under financing activities within the statement of cash flow for the year ended June 30, 2007.

Note 3. Net Loss per Share, page F-9

31. We note that your computation of basis loss per share includes the 14,000,000 shares issued to the officers of the Company for services rendered. We also note from your response to our prior comment number 42 that the shares issued to the officers are restricted shares. Please note that depending upon the nature of the restriction (e.g. non-vested shares that will be forfeited if the employee does not satisfy the conditions necessary for vesting), paragraph 6 of SFAS No. 123(R) states that non-vested shares be treated as potential common shares in computing diluted EPS. In other words, they are excluded from the denominator in the computation of basic EPS because the shares have not yet been earned by the employee. Please also note although the shares may be considered legally issued and outstanding under the terms of the restricted stock agreement, in the event they are non-vested shares they are still excluded from the computation of basic loss per share. In this regard, please explain to us why you believe it is appropriate to include the restricted shares in the computation of basic loss per share. If you conclude that the shares should not be included in basic loss per share, please revise your financial statements, related footnotes and disclosures contained elsewhere in the document, where applicable.

Note 6. Issuance of Common Stock and Warrants, page F-11

32. We note from your response to our prior comment 42 that the shares of stock are restricted. Please tell us, and disclose in the notes to the financial statements, the nature of the restrictions, including any vesting provisions and/or conditions of the award (i.e. market, performance or service). Also, in light of the restrictions, please tell us how such restrictions were considered in measuring the grant-date fair value of the award. Please explain to us why you believe it is appropriate to recognize

the entire expense at the date of issuance. Your response should address how you considered paragraphs 39-41 of SFAS No. 123R in determining the requisite service period over which to recognize the stock compensation.

Part II
Other Expenses of Issuance and Distribution, page 51

33. In the prospectus you estimate offering expenses to be $60,000. Please revise or advise.

Recent Sales of Unregistered Securities, page 52

34. We note your response to prior comments 49 and 50 and reissue. Please provide all of the information required by Item 701 within the body of the registration statement, not by incorporating from exhibits. On page 46, we note that you issued stock as compensation expense to certain individuals. Please provide disclosure here regarding each of these transactions as required by Item 701. Furthermore, please revise throughout this section to disclose the total offering price or for securities sold other than cash, describe the transaction and the type and amount of consideration received by you.

Signatures, page 57

35. We reissue prior comment 52. You may include the titles of your officers, however, please also indicate the principal executive officer, principal financial officer and your controller or principal accounting officer. Refer to Instructions for Signatures on Form S-1.

Exhibit 5.1

36. Please update your opinion to refer to your registration statement on Form S-1.

37. Refer to the fifth paragraph. Please delete the last sentence. The legal opinion must be valid as of the date of effectiveness.

38. Please delete the sixth paragraph. It is inappropriate to limit reliance on the opinion.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Sharon D. Mitchell, Esq.
        via fax: (760) 365-0762